===============================================================================


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 Form 11-K

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the fiscal year ended        December 31, 1994
                                     -------------------------------


                                      OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]

           For the transitional period from            to
                                            ----------    ----------

           Commission file number          1-7850
                                  -----------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          SOUTHWEST GAS CORPORATION
               5241 Spring Mountain Road, Post Office Box 98510
                         Las Vegas, Nevada 89193-8510


==============================================================================

ITEM 1.  FINANCIAL STATEMENTS AND EXHIBITS

         Listed below are all financial statements and exhibits filed as a part of this Annual Report:

         (a) Financial statements, including Statements of Net Assets Available for Benefits as of December 31, 1994 and 1993 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, Notes to Financial Statements and Schedules I and II, together with the report thereon of Arthur Andersen LLP, independent public accountants (pages 3 - 14).

         (b)  Consent of Arthur Andersen LLP, independent public accountants.








                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' 401(k) Plan of PriMerit Bank Committee have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.





                                      EMPLOYEES' 401(k) PLAN
                                         OF PRIMERIT BANK





Date:      June 23, 1995         By:     /s/ Dan J. Cheever
     -------------------------      ----------------------------
                                    Dan J. Cheever
                                    President and
                                    Chief Executive Officer




                      EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                      ---------------------------------------

                               FINANCIAL STATEMENTS
                               --------------------

                         AS OF DECEMBER 31, 1994 AND 1993
                         --------------------------------

                             AND THE YEARS THEN ENDED
                             ------------------------

                          TOGETHER WITH AUDITORS' REPORT
                          ------------------------------















                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' 401(k) Plan of PriMerit Bank Committee:

We have audited the accompanying statements of net assets available for benefits of the Employees' 401(k) Plan of PriMerit Bank (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at December 31, 1994, and reportable transactions for the year ended December 31, 1994, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 16, 1995




                                              EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                                                       WITH FUND INFORMATION
                                                         DECEMBER 31, 1994


ASSETS
- ------

                                                                 Fund Information
                                       ----------------------------------------------------------------------
                                       Southwest                                                     Large
                                          Gas                                          Government   Capital-
                                         Common                               Core     Corporate    ization
                                         Stock     Guaranteed   Balanced     Equity       Bond       Equity      Total
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Investments, at market value:

Southwest Gas Common Stock             $  820,111  $       --  $       --  $       --  $       --  $       --  $  820,111
Guaranteed Account                             --   1,372,563          --          --          --          --   1,372,563
Balanced Account                               --          --     325,109          --          --          --     325,109
Core Equity Account                            --          --          --     432,628          --          --     432,628
Gov't Corporate Bond Account                   --          --          --          --      40,351          --      40,351
Large Capitalization Equity Account            --          --          --          --          --     139,968     139,968
Dreyfus Treasury
  Cash Management Fund                     36,474          61          10          90          95          96      36,826
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          856,585   1,372,624     325,119     432,718      40,446     140,064   3,167,556

Notes receivable (Note 4)                      --      78,251          --          --          --          --      78,251
Interest receivable                            83          49          12          11           3           9         167
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------

                                       $  856,668  $1,450,924  $  325,131  $  432,729  $   40,449  $  140,073  $3,245,974
                                       ==========  ==========  ==========  ==========  ==========  ==========  ==========


LIABILITIES AND PLAN EQUITY
- ---------------------------
                                                                 Fund Information
                                       ----------------------------------------------------------------------
                                       Southwest                                                     Large
                                          Gas                                          Government   Capital-
                                         Common                               Core     Corporate    ization
                                         Stock     Guaranteed   Balanced     Equity       Bond       Equity      Total
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Excess contributions payable:
   Participants (Note 7)               $       --  $   16,236  $    3,739  $    5,068  $      391  $    1,006  $   26,440

Accrued Expenses                           19,032          --          --          --          --          --      19,032
Plan equity, at market
 value (Note 5)                           837,636   1,434,688     321,392     427,661      40,058     139,067   3,200,502
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------

                                       $  856,668  $1,450,924  $  325,131  $  432,729  $   40,449  $  140,073  $3,245,974
                                       ==========  ==========  ==========  ==========  ==========  ==========  ==========

                                                 (See notes to financial statements)



                               EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
                                        WITH FUND INFORMATION
                                          DECEMBER 31, 1993


ASSETS
- ------

                                                           Fund Information
                                            ----------------------------------------------
                                            Southwest
                                               Gas
                                              Common                               Core
                                              Stock     Guaranteed   Balanced     Equity      Total
                                            ----------  ----------  ----------  ----------  ----------
Investments, at market value:

Southwest Gas Corporation Common Stock      $  619,329  $       --  $       --  $       --  $  619,329
Guaranteed Account                                  --   1,438,457          --          --   1,438,457
Balanced Account                                    --          --     191,610          --     191,610
Core Equity Account                                 --          --          --     328,043     328,043
Dreyfus Treasury Cash Management Fund              235           7           6          86         334
                                            ----------  ----------  ----------  ----------  ----------
                                               619,564   1,438,464     191,616     328,129   2,577,773

Notes receivable (Note 4)                           --      42,485          --       1,500      43,985
Interest receivable                                 28          23           9          12          72
                                            ----------  ----------  ----------  ----------  ----------

                                            $  619,592  $1,480,972  $  191,625  $  329,641  $2,621,830
                                            ==========  ==========  ==========  ==========  ==========


LIABILITIES AND PLAN EQUITY
- ---------------------------
                                                           Fund Information
                                            ----------------------------------------------
                                            Southwest
                                               Gas
                                              Common                               Core
                                              Stock     Guaranteed   Balanced     Equity      Total
                                            ----------  ----------  ----------  ----------  ----------
Excess contributions payable:
   PriMerit Bank                            $    4,013  $       --  $       --  $       --  $    4,013
   Participants (Note 7)                        14,838       1,204          15         179      16,236
                                            ----------  ----------  ----------  ----------  ----------
                                                18,851       1,204          15         179      20,249

Plan equity, at market value (Note 5)          600,741   1,479,768     191,610     329,462   2,601,581
                                            ----------  ----------  ----------  ----------  ----------

                                            $  619,592  $1,480,972  $  191,625  $  329,641  $2,621,830
                                            ==========  ==========  ==========  ==========  ==========

                                  (See notes to financial statements)



                                         EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                                                 WITH FUND INFORMATION
                                          FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                 Fund Information
                                       ----------------------------------------------------------------------
                                       Southwest                                                     Large
                                          Gas                                          Government   Capital-
                                         Common                               Core     Corporate    ization
                                         Stock     Guaranteed   Balanced     Equity       Bond       Equity      Total
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Investment Income:
   Dividends                           $   37,665  $       --  $       --  $       --  $       --  $       --  $   37,665
   Interest                                   682      90,880         142         118          30          64      91,916
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                           38,347      90,880         142         118          30          64     129,581
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------

Realized gain (loss) on investments         3,481          --        (245)         33         (20)         58       3,307

Unrealized appreciation
 (depreciation) of investments           (134,163)         --      (4,845)      5,515          92       2,532    (130,869)

Contributions:
   PriMerit Bank                          468,995          --          --          --          --          --     468,995
   Participants                                --     297,496     143,423     120,947      29,007      81,165     672,038
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          468,995     297,496     143,423     120,947      29,007      81,165   1,141,033
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------

Distributions to participants
  and beneficiaries                      (104,996)   (290,540)    (45,289)    (64,588)       (347)     (3,602)   (509,362)

Administrative expenses (Note 1)          (34,769)         --          --          --          --          --     (34,769)

Transfer between funds                         --    (142,916)     36,596      36,174      11,296      58,850          --
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------

Net increase (decrease) in
  Plan equity                             236,895     (45,080)    129,782      98,199      40,058     139,067     598,921

Plan equity, beginning of year            600,741   1,479,768     191,610     329,462          --          --   2,601,581
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------

Plan equity, end of year               $  837,636  $1,434,688  $  321,392  $  427,661  $   40,058  $  139,067  $3,200,502
                                       ==========  ==========  ==========  ==========  ==========  ==========  ==========

                                           (See notes to financial statements)



                                EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                                         WITH FUND INFORMATION
                                 FOR THE YEAR ENDED DECEMBER 31, 1993


                                                          Fund Information
                                            ----------------------------------------------
                                            Southwest
                                               Gas
                                              Common                               Core
                                              Stock     Guaranteed   Balanced     Equity      Total
                                            ----------  ----------  ----------  ----------  ----------
Investment income:
   Dividends                                $   27,641  $       --  $       --  $       --  $   27,641
   Interest                                        351      98,639          78         127      99,195
                                            ----------  ----------  ----------  ----------  ----------
                                                27,992      98,639          78         127     126,836
                                            ----------  ----------  ----------  ----------  ----------

Realized gain on investments                    26,294          --       3,703       6,419      36,416

Unrealized appreciation on investments          48,016          --      17,986      30,437      96,439

Contributions:
   PriMerit Bank                               189,738          --          --          --     189,738
   Participants                                     --     352,070      66,165      97,247     515,482
                                            ----------  ----------  ----------  ----------  ----------
                                               189,738     352,070      66,165      97,247     705,220
                                            ----------  ----------  ----------  ----------  ----------

Distributions to participants
 and beneficiaries                            (142,073)   (350,132)    (72,990)   (110,048)   (675,243)

Administrative expenses (Note 1)               (21,770)         --          --          --     (21,770)

Transfer between funds                             (36)     50,923      (8,417)    (42,470)         --
                                            ----------  ----------  ----------  ----------  ----------

Net increase (decrease) in Plan equity         128,161     151,500       6,525     (18,288)    267,898

Plan equity, beginning of year                 472,580   1,328,268     185,085     347,750   2,333,683
                                            ----------  ----------  ----------  ----------  ----------

Plan equity, end of year                    $  600,741  $1,479,768  $  191,610  $  329,462  $2,601,581
                                            ==========  ==========  ==========  ==========  ==========

                                  (See notes to financial statements)


NOTE 1:  DESCRIPTION OF PLAN
- ----------------------------

The following description of the Employees' 401(k) Plan (the Plan) of PriMerit Bank (the Bank) provides summary information regarding the Plan.

General
- -------

Effective January 1, 1988 the Bank offered to all its eligible employees participation in a voluntary defined contribution plan. All employees who were employed by the Bank on January 1, 1988 and who were at least age 21 on that date became participants on January 1, 1988. An employee hired after that date or reaching age 21 after that date is eligible to participate in the Plan on the applicable entry date on or following the date on which the employee reaches age 21 and has completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
- -------------

Participants may contribute from one percent to fifteen percent of their annual wages, including bonuses, overtime pay and commissions. During 1994, the Bank's contribution was 100 percent of participants contributions not exceeding 6 percent of a participant's annual wages. During 1993 and 1992, the Bank contributed 50 percent and 25 percent, respectively, of a participant's contributions not exceeding 3 percent and 1.5 percent, respectively, of a participant's annual wages.

All of the Bank's contributions are invested in Southwest Gas Corporation (Southwest) common stock. The Bank is a wholly owned subsidiary of Southwest.

Vesting
- -------

Participants are immediately 100 percent vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Bank and in any earnings thereon is determined based on years of service with the Bank as follows:

                 Years of Service         Vested Percentage
                 ----------------         -----------------
                        1                          0%
                        2                         20%
                        3                         40%
                        4                         60%
                        5                         80%
                    6 or more                    100%

A participant will receive a year of service if the participant has worked at least 1000 hours in a Plan year.




Withdrawals from the Plan
- -------------------------

The Plan permits distributions from participants' accounts when any of the following events occur: (1) participant reaches normal or deferred retirement age; (2) participant becomes permanently disabled while employed by the Bank;
(3) participant dies while employed by the Bank; (4) participant terminates employment with the Bank; (5) participant qualifies under a hardship withdrawal or a loan to withdraw amounts from the Plan and (6) the Bank terminates the Plan. All distributions from the Plan, except hardship withdrawals and loans, less than $3,500 will be paid in a single lump sum, while distributions greater than $3,500 from the Plan are made in the form of an annuity contract. A participant, or their beneficiary, may elect to waive the annuity form of distribution in favor of a single lump sum.
Distributions, other than hardship withdrawals and loans, will be paid shortly after the end of the Plan year (or sooner, if administratively convenient) in the form selected by the participant or beneficiary.

Plan Expenses
- -------------

Plan expenses were paid by the Plan via participants' forfeitures with the Bank paying any excess.

Plan Administration
- -------------------

Bank of America acts as the trustee and the Bank is the administrator for all activities of the Plan.

Reclassification
- ----------------

Certain reclassifications have been made to conform the prior year's with the current year presentation.


NOTE 2:  VALUATION OF INVESTMENTS AND INCOME RECOGNITION
- --------------------------------------------------------

All investments of the Plan are stated at quoted market value. The units of participation in the Guaranteed, Balanced, Core Equity, Government/Corporate Bond, and Large Capitalization Equity accounts are valued based upon original cost plus accumulated net interest income and changes in value of the underlying investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.


NOTE 3:  ACCOUNT DESCRIPTIONS
- -----------------------------

A description of the Plan accounts is as follows:

  SOUTHWEST COMMON STOCK ACCOUNT - The Bank's contributions are invested in common stock of its parent. At December 31, 1994, the Plan holds 60,630 shares of Southwest common stock.




  GUARANTEED ACCOUNT - The account invests primarily in high-quality bonds and mortgages. The assets of the account are backed by the general assets of The Lincoln National Life Insurance Company (Lincoln Life) and are invested the same way as Lincoln Life's general investment account. The account guarantees principal, a minimum rate of return and a current interest crediting rate. At December 31, 1994, the Plan holds 1,372,563 units of the Guaranteed Account.

  BALANCED ACCOUNT - The account invests in a combination of stocks, bonds and money market instruments. At December 31, 1994, the Plan holds 101,687 units of the Balanced Account.

  CORE EQUITY ACCOUNT - The account invests primarily in large capitalization stocks of well-established companies and broadly diversifies them to control risk. At December 31, 1994, the Plan holds 86,264 units of the Core Equity Account.

  GOVERNMENT/CORPORATE BOND ACCOUNT - The account invests primarily in government mortgage backed and corporate bonds structured to minimize interest rate risk and maximize return potential. At December 31, 1994, the Plan holds 10,069 units of the Government/Corporate Bond Account.

  LARGE CAPITALIZATION EQUITY ACCOUNT - The account invests primarily in large capitalization stocks that have potential to grow 50% within 18 months from the date of purchase. At December 31, 1994, the Plan holds 37,293 units of the Large Capitalization Equity Account.

Lincoln National Investment Management Company (LNIMC) serves as the primary investment advisor for the Guaranteed, Balanced, Core Equity, Government/Corporate Bond, and Large Capitalization Equity Accounts. The Guaranteed, Balanced and Government/Corporate Bond Accounts are also managed by LNIMC. The Core Equity Account is managed by Vantage Global Advisors. The Large Capitalization Equity Account is managed by Lynch & Mayer.

NOTE 4:  NOTES RECEIVABLE
- -------------------------

The Plan provides that participants may borrow against the balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through liquidation of participants' investment accounts. Payments on the loans include interest at a rate at or above the prime interest rate.


NOTE 5: PLAN
- ------------

Plan equity at December 31, 1994 and 1993 includes withdrawing participants' accounts with aggregate market value of $123,147 and $273,934, respectively. These amounts became payable subsequent to year end. Amounts allocated to withdrawing participants are recorded on the Form 5500 as a liability.




NOTE 6:  PLAN TERMINATION
- -------------------------

Although the Bank expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination or complete discontinuance of contributions to the Plan, the participants will become 100 percent vested in all Bank contributions already allocated to participants' accounts.


NOTE 7:  FEDERAL INCOME TAXES
- -----------------------------

The Bank has received a favorable determination letter from the Internal Revenue Service stating that the Plan, effective March 19, 1992, is exempt from taxation under the applicable provisions of the Internal Revenue Code. The Internal Revenue Code requires that the Plan, on an annual basis, meet certain average deferral percentage tests in order to maintain its qualified plan status. At December 31, 1994 and 1993, the Plan did not comply with the average deferral percentage tests. In order to retain its qualified plan status, the Plan returned deferrals of $26,440 and $1,398 to participants for the years ended December 31, 1994 and 1993, respectively, and returned $14,838 of the Bank's contributions to participants for the year ended December 31, 1993. In addition, $4,013 of the Bank's contributions were returned to the Bank for the year ended December 31, 1993. No Bank contributions were returned for the year ended December 31, 1994.




                                                                     SCHEDULE I

                   EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1994


                                 Shares/Units        Cost              Value
                                 ------------     -----------       -----------

Guaranteed Account                1,372,563       $ 1,372,563       $ 1,372,563

Government/Corporate Bond            10,069       $    39,546       $    40,351

Balanced Account                    101,687       $   327,540       $   325,109

Core Equity Account                  86,264       $   427,011       $   432,628

Large Capitalization
 Equity Account                      37,293       $   137,504       $   139,968

Southwest Gas Corporation
 Common Stock*                       60,630       $   954,274       $   820,111

Dreyfus Treasury Cash
 Management Fund                     36,826       $    36,826       $    36,826

Notes receivable from
 participants                        78,251       $    78,251       $    78,251


* party-in-interest




                                                                                                             SCHEDULE II
                                         EMPLOYEES' 401(k) PLAN OF PRIMERIT BANK
                                     ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                          FOR THE YEAR ENDED DECEMBER 31, 1994



                                   Purchases                                          Sales
                          ----------------------------      ------------------------------------------------------------

                           Number of                         Number of                         Original          Gain
    Description           Transactions         Cost         Transactions       Proceeds          Cost           (Loss)
- --------------------      ------------      ----------      ------------      ----------      ----------      ----------
Southwest Gas Common
 Stock Account                 17           $  403,981           --                   --              --              --

Guaranteed Account             10           $  216,150            6           $  373,250      $  373,250      $       --

Balanced Account               12           $  196,350           --                   --              --              --

Core Equity Account            11           $  142,690           --                   --              --              --

Large Capitalization
 Equity Account                 9           $  137,650           --                   --              --              --

Dreyfus Treasury Cash
 Management Fund              179           $2,035,407          125           $1,998,899      $1,998,899              --

                                                           14